UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38878

So-Young International Inc.

2/F, East Tower, Poly Plaza

No. 66 Xiangbin Road

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Resignation of Mr. Nan Huang

Mr. Nan Huang has resigned from his position as the Chief HR Officer of So-Young International Inc. (the “Company”), effective February 15, 2026, for personal reasons. Mr. Nan Huang will assist the Company in achieving a smooth transition of his responsibilities. The resignation of Mr. Nan Huang is not the result of any dispute or disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Xing Jin
Name	:	Xing Jin
Title	:	Chief Executive Officer

Date: February 13, 2026

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